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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(AMENDMENT NO. TWELVE)*

INFOUSA, INC.

(Name of Issuer)

COMMON STOCK $0.0025 PAR VALUE

(Title of Class of Securities)

456818 30 1

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: VINOD GUPTA		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: NUMBER OF 19,967,758* * includes 1,631,231 shares of Common Stock subject to options exercisable on or before March 1, 2005

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 19,967,758*

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,967,758*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 37.55%

12.	Type of Reporting Person: IN

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Item 1.

(a) Name of Issuer infoUSA Inc.

(b) Address of Issuer’s Principal Executive Offices 5711 South 86th Circle, Omaha, Nebraska 68127

Item 2.

(a) Name of Person Filing

VINOD GUPTA

(b) Address of Principal Business Office or, if none, Residence 5711 South 86th Circle, Omaha, Nebraska 68127

(c) Citizenship
USA

(d) Title of Class of Securities

COMMON STOCK $0.0025 par value

(e) CUSIP Number

456818 30 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act

(b) [ ] Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see(S)240.13d-1(b)(1)(ii)(F)

(g) [ ] Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

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(h) [ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

(a) Amount Beneficially Owned 19,967,758*

(b) Percent of Class 37.55%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

19,967,758*

(ii) shared power to vote or to direct the vote

-0-

(iii) sole power to dispose or direct the disposition of

19,967,758*

(iv) shared power to dispose or direct the disposition of

-0-

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check Sthe following [_].

NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9. Notice of Dissolution of Group

NOT APPLICABLE

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Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2005

Date

/s/ VINOD GUPTA
Signature

VINOD GUPTA
Chairman of the Board
Chief Executive Officer

Name/Title

 5

End of Filing